September 11, 2018

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States

Deutsche Bank Securities Inc.

60 Wall Street

New York, NY 10005

United States

China Merchants Securities (HK) Co., Ltd.

48/F, One Exchange Square

Central

Hong Kong

UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

as representatives of the several underwriters

VIA EDGAR

Ms. Folake Ayoola, Esq., Special Counsel

Mr. Matthew Derby, Esq., Attorney-Advisor

Mr. Stephen Krikorian, Accounting Branch Chief

Mr. Morgan Youngwood, Staff Accountant

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qutoutiao Inc. (CIK No. 0001733298)

Registration Statement on Form F-1, as amended (File No. 333- 226913)

Registration Statement on Form 8-A (File No. 001-38644)

Ladies and Gentlemen:

We hereby join Qutoutiao Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time, on September 13, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, approximately 1,755 copies of the Company’s preliminary prospectus dated September 4, 2018 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representative of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ James Perry
Name:	James Perry
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

As representative of the several underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director

By:	/s/ Stephen Lambrix
Name:	Stephen Lambrix
Title:	Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

As representative of the several underwriters

CHINA MERCHANTS SECURITIES (HK) CO., LTD.

By:	/s/ Yang Shuo
Name:	Yang Shuo
Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

As representative of the several underwriters

UBS SECURITIES LLC

By:	/s/ J.T. Stephens
Name:	J.T. Stephens
Title:	Managing Director

By:	/s/ Jake Ettore
Name:	Jake Ettore
Title:	Director

[Signature Page to Underwriters’ Acceleration Request]